UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Guaranty Bancorp

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T 102

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

With a copy to:

William R. Moody

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eggemeyer Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruh Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,589,407 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,589,407 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,589,407 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)

Includes 2,644,963 shares of Common Stock and 10,700 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), assuming the conversion of all shares of the Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80. The Series A Preferred Stock is not convertible into shares of Common Stock until the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock). Reporting Person exercises voting control over approximately 9.7% of the Company’s voting stock, or 8,200,519 shares, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,589,407 (1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,589,407 (1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,589,407 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Solely in its capacity as sole general partner of Castle Creek Capital Partners IV, LP (“Fund IV”).

Castle Creek Capital IV LLC (“CCC IV”) disclaims beneficial ownership of the Voting Common Stock beneficially owned by Fund IV, except to the extent of its pecuniary interest in Fund IV.

(2)

Includes 2,644,963 shares of Common Stock and 10,700 shares of Series A Preferred Stock, assuming the conversion of all shares of the Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80. The Series A Preferred Stock is not convertible into shares of Common Stock until the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock). CCC IV exercises voting control over approximately 9.7% of the Company’s voting stock, or 8,200,519 shares, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Eggemeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 828,620 (1)

	8.	Shared Voting Power 8,589,407 (2)

	9.	Sole Dispositive Power 628,620 (1)

	10.	Shared Dispositive Power 8,589,407 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,418,027 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.7%

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)

Consists of 276,120 shares of Common Stock owned by Mr. Eggemeyer, 352,500 shares of Common Stock owned by the Eggemeyer Family Trust for which Mr. Eggemeyer is the sole trustee, and 200,000 restricted shares of Common Stock held by Mr. Eggemeyer which could vest upon fulfillment of certain conditions. The shares of Common Stock attributed to Mr. Eggemeyer do not include 13,211 shares of Common Stock deemed to be owned by Mr. Eggemeyer through the Issuer’s deferred compensation plan, over which Mr. Eggemeyer does not have any voting or investment power.

(2)

Consists of 2,644,963 shares of Common Stock and 10,700 shares of Series A Preferred Stock, assuming the conversion of all shares of the Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80, owned by Castle Creek Capital Partners IV, LP, which shares are controlled by Castle Creek Capital IV LLC (“CCC IV”) as its sole general partner, and which in turn is controlled by Mr. Eggemeyer as a managing member of CCC IV. Power is shared with William J. Ruh as a managing member of CCC IV. The Series A Preferred Stock is not convertible into shares of Common Stock until the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock). Mr. Eggemeyer is deemed to exercise voting control over approximately 10.5% of the Company’s voting stock, or 8,823,583 shares, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

Mr. Eggemeyer disclaims beneficial ownership of Common Stock beneficially owned by CCC IV except to the extent of his pecuniary interest in CCC IV.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,915,240 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,915,240 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,915,240 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)

Consists of 178,610 shares of Common Stock owned by the Lisa A. Ruh Trust, 2,644,963 shares of Common Stock owned by Castle Creek Capital Partners IV, LP (“Fund IV”), and 10,700 shares of Series A Preferred Stock owned by Fund IV and 265 shares of Series A Preferred Stock owned by the Lisa A. Ruh Trust, assuming the conversion of all shares of the Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80. The shares owned by Fund IV are controlled by Castle Creek Capital IV LLC (“CCC IV”) as its sole general partner, and which in turn is controlled by Mr. Ruh as a managing member of CCC IV. Power is shared with John M. Eggemeyer as a managing member of CCC IV. Lisa A. Ruh is the sole trustee of the Lisa A. Ruh Trust and Mr. Ruh's spouse. The Series A Preferred Stock is not convertible into shares of Common Stock until the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock). Mr. Ruh is deemed to exercise voting control over approximately 9.8% of the Company’s voting stock, or 8,306,073 shares, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

Mr. Ruh disclaims beneficial ownership of Common Stock beneficially owned by CCC IV except to the extent of his interest in CCC IV. Mr. Ruh also disclaims beneficial ownership in the shares owned by the Lisa A. Ruh Trust, except to the extent of his pecuniary interest therein.

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D jointly filed by:

(i) Castle Creek Capital Partners III, LP, a Delaware limited partnership (“Fund III”); (ii) Castle Creek Capital III LLC, a Delaware limited liability company and the sole general partner of Fund III (“CCC III”); (iii) Eggemeyer Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“E-Cap”); (iv) John M. Eggemeyer, a California resident and the controlling member of E-Cap; (v) Ruh Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“R-Cap”); and (vi) William J. Ruh, a California resident and the controlling member of R-Cap (collectively, the “Reporting Persons”)

on December 17, 2007 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), and amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 13, 2008, Amendment No. 2 to the Schedule 13D filed with the SEC on December 15, 2008 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed with the SEC on May 19, 2009 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed with the SEC on May 21, 2009, and Amendment No. 5 to the Schedule 13D filed with the SEC on August 14, 2009 (“Amendment No. 5”), relating to the voting common stock, $0.001 par value (the “Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”).

The Issuer’s address is 1331 Seventeenth St., Suite 300, Denver, CO 80202.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 2 of Amendment No. 2 with the following:

(a) – (c)  The persons filing this statement (the “Reporting Persons”) are: Castle Creek Capital Partners IV, LP, a Delaware limited partnership (“Fund IV”); Castle Creek Capital IV LLC, a Delaware limited liability company and the sole general partner of Fund IV (“CCC IV”); Castle Creek Capital Partners III, LP, a Delaware limited partnership (“Fund III”); Castle Creek Capital III LLC, a Delaware limited liability company and the sole general partner of Fund III (“CCC III”); Eggemeyer Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“E-Cap”); John M. Eggemeyer, a California resident, a managing principal of Castle Creek Capital LLC (a merchant banking firm specializing in the financial services industry), the controlling member of E-Cap and a managing principal of CCC IV (“Eggemeyer”); Ruh Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“R-Cap”); and William J. Ruh, a California resident, a managing principal of Castle Creek Capital LLC, the controlling member of R-Cap and a managing principal of CCC IV (“Ruh”). The business address for each of the reporting persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)    Each of Eggemeyer and Ruh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

On September 23, 2009, all shares of Common Stock and Series A Preferred Stock owned by the WJR Trust and the Ruh Family Trust, for each of which Mr. Ruh is the sole trustee, were transferred to the Lisa A. Ruh Trust, of which Lisa A. Ruh is the sole trustee, for estate planning purposes. Ms. Ruh is the spouse of Mr. Ruh. Since August 11, 2009, the Company has distributed, via a stock dividend pursuant to the terms of the Series A Preferred Stock, an aggregate of 15 shares of Series A Preferred Stock to the Lisa A. Ruh Trust.

On October 29, 2009, Mr. Eggemeyer directly purchased 200,000 shares of Common Stock for $271,000 with his personal funds.

On July 30, 2010, in a private transaction, Fund III sold and transferred to Fund IV, and Fund IV purchased from Fund III, (1) 2,644,963 shares of Common Stock for $3,438,452 and (2) 10,700 shares of the Company’s Series A Convertible Preferred

Stock, $0.001 par value (the “Series A Preferred Stock”) for $10,905,975 (the “Transaction”).  In each case, the source of funds was derived from the working capital of Fund IV. In connection with the purchase of the Series A Preferred Stock, Fund IV entered into a joinder to the Investment Agreement (as defined and described in Amendment No. 3).  Since the issuance and sale of 10,000 shares of Series A Preferred Stock by the Company to Fund III on August 11, 2009, the Company had distributed to Fund III, via a stock dividend pursuant to the terms of the Series A Preferred Stock, an aggregate of 700 shares of Series A Preferred Stock.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

The Common Stock and Series A Preferred Stock were purchased by Fund IV for investment purposes.

While Fund III is a registered bank holding company, Fund IV is not.  Accordingly, Fund IV, including CCC IV, Eggemeyer and Ruh as controlling persons of Fund IV, are subject to and must conform to the existing regulations and guidance of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) with respect to equity investments in bank holding companies such as the Company.  As a result of the Transaction and in conformance with the Federal Reserve’s regulations and guidance, Mr. Eggemeyer, effective July 30, 2010, no longer serves (1) as Chairman of the Company’s Board of Directors, although he will continue as a director of the Company, (2) as Chairman of the Board’s Corporate Risk Committee and (3) on the Board’s Executive Committee.  On August 3, 2010, the Company’s Board of Directors elected Daniel M. Quinn, the Company’s President and CEO, as its Chairman.

In addition, as a result of the Transaction and in conformance with the Federal Reserve’s regulations and guidance, on July 30, 2010, Castle Creek Financial LLC (“Castle Creek Financial”) delivered a letter to the Company terminating the existing Services Agreement, dated as of November 8, 2006, by and between Castle Creek Financial and the Company. Mr. Eggemeyer is a co-founder and chief executive of Castle Creek Financial.  Pursuant to the Services Agreement, the Company engaged Castle Creek Financial as the financial advisor to the Company and any entities the Company may form, acquire or invest in, in connection with any effort by the Company to acquire or invest in other financial institutions, effect a sale of the Company or a material amount of the Company’s assets or pursue a financing or recapitalization transaction.  The Company accepted and acknowledged such termination on August 3, 2010.

Except as set forth in this Amendment and in connection with the Investment Agreement (defined and described in Amendment No. 3), the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person evaluates on an ongoing basis the Issuer’s financial condition, business operations and prospects, market price of the Issuer’s Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plan and intentions at any time, as it deems appropriate. In particular, each Reporting Person may consider the disposition of shares of Common Stock or other securities of the Issuer convertible into Common Stock, which may be effected at any time and from time to time through market transactions, registered offerings, block trades, privately negotiate transactions or otherwise.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 5 of Amendment No. 5 with the following:

(a)   For each Reporting Person, the aggregate number of shares of Common Stock (assuming the conversion of all shares of the Series A Preferred Stock held by such Reporting Person into shares of Common Stock at a conversion price of $1.80) owned and corresponding percentage of the total outstanding Common Stock of the Issuer is, as of July 30, 2010, as set forth below. The percentages used in this Amendment are based upon 52,752,801 shares of Common Stock outstanding as of July 30, 2010 and 63,168 shares of Series A Preferred Stock outstanding as of July 30, 2010, which are convertible into 35,093,333 shares of Common Stock the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock) at the conversion price of $1.80, subject to adjustment of the conversion price for each period the Issuer fails to pay dividends on the Series A Preferred Stock in $0.04 increments, subject to a minimum conversion price of $1.50.  The 63,168 shares of Series A Preferred Stock outstanding as of July 30, 2010 have the voting power equal to 31,584,000 shares of Common Stock, based upon a conversion price for voting purposes only of $2.00 per share.

John M. Eggemeyer

John M. Eggemeyer beneficially owns 9,418,027 shares of Common Stock, which represents approximately 10.7% of the outstanding Common Stock. Mr. Eggemeyer’s sole beneficial ownership includes 276,120 shares of Common Stock owned directly and 352,500 shares of Common Stock for which he is sole trustee.  Mr. Eggemeyer’s shared beneficial ownership includes 8,589,407 shares of Common Stock beneficially owned as a managing member of CCC IV.  Assuming that only Fund IV converted its shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80 per share, Mr. Eggemeyer would beneficially own approximately 15.4% of the Common Stock. Mr. Eggemeyer is deemed to exercise voting control over approximately 10.5% of the Company’s voting stock, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.  Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC IV, except to the extent of his pecuniary interest in CCC IV.

William J. Ruh

William J. Ruh beneficially owns 8,915,240 shares of Common Stock, which represents approximately 10.1% of the outstanding Common Stock.  Mr. Ruh’s shared beneficial ownership includes (1) 325,832 shares of Common Stock beneficially owned by the Lisa A. Ruh Trust and (2) 8,589,407 shares of Common Stock beneficially owned as a managing member of CCC IV.  Assuming that only the Lisa A. Ruh Trust and Fund IV converted their shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80 per share, Mr. Ruh would beneficially own approximately 14.5% of the outstanding Common Stock. Mr. Ruh is deemed to exercise voting control over approximately 9.8% of the Company’s voting stock, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share. Mr. Ruh disclaims beneficial ownership of the Common Stock beneficially owned by the Lisa A. Ruh Trust and CCC IV, except to the extent of his respective pecuniary interests therein.

Castle Creek Capital IV LLC

CCC IV, as the sole general partner of Fund IV, beneficially owns 8,589,407 shares of Common Stock, which represents approximately 9.8% of the outstanding Common Stock. Assuming that only Fund IV converted its shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80 per share, CCC IV would beneficially own approximately 14.0% of the Common Stock. CCC IV exercises voting control over approximately 9.7% of the Company’s voting stock, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

Castle Creek Capital Partners IV, LP

Fund IV beneficially owns 8,589,407 shares of Common Stock, which represents approximately 9.8% of the outstanding Common Stock. Assuming that only Fund IV converted its shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80 per share, Fund IV would beneficially own approximately 14.0% of the Common Stock. Fund IV exercises voting control over approximately 9.7% of the Company’s voting stock, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

Eggemeyer Capital LLC

As a result of the Transaction, E-Cap, as a controlling member of CCC III, no longer beneficially owns any shares of Common Stock.

Ruh Capital LLC

As a result of the Transaction, R-Cap, as a controlling member of CCC III, no longer beneficially owns any shares of Common Stock.

Castle Creek Capital III LLC

As a result of the Transaction, CCC III, as the sole general partner of Fund III, no longer beneficially owns any shares of Common Stock.

Castle Creek Capital Partners III, LP

As a result of the Transaction, Fund III no longer beneficially owns any shares of Common Stock.

(b) For each Reporting Person, the following table indicates the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

John M. Eggemeyer (1)(2)(3)	828,620	8,589,407	628,620	8,589,407

William J. Ruh (2)	0	8,915,240	0	8,915,240

Castle Creek Capital IV LLC (2)	8,589,407	0	8,589,407	0

Castle Creek Capital Partners IV, LP (2)	8,589,407	0	8,589,407	0

Eggemeyer Capital LLC	0	0	0	0

Ruh Capital LLC	0	0	0	0

Castle Creek Capital III LLC	0	0	0	0

Castle Creek Capital Partners III, LP	0	0	0	0

(1) This table does not include 13,211 shares deemed to be owned by Mr. Eggemeyer through the Issuer’s deferred compensation plan, over which Mr. Eggemeyer does not have any voting or investment power.

(2) Includes shares of Common Stock and shares of Series A Preferred Stock, assuming the conversion of all shares of the applicable Reporting Person’s Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80.

(3) Mr. Eggemeyer shares voting and dispositive power over the 8,589,407 shares owned by Fund IV with Mr. Ruh, as each is a managing member of CCC IV, the sole general partner of Fund IV.  Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC IV, except to the extent of his pecuniary interest in CCC IV.

(4) Mr. Ruh shares voting and dispositive power over the 8,589,407 shares owned by Fund IV with Mr. Eggemeyer, as each is a managing member of CCC IV, the sole general partner of Fund IV.  Mr. Ruh shares voting and dispositive power over the 325,832 shares owned by the Lisa A. Ruh Trust, for which Lisa A. Ruh is the sole trustee.  Ms. Ruh is the spouse of Mr. Ruh.  Mr. Ruh disclaims beneficial ownership of the Common Stock beneficially owned by the Lisa A. Ruh Trust and CCC IV, except to the extent of his respective pecuniary interests therein.

(c) The following is a description of transactions in the shares of Common Stock (or stock convertible into shares of Common Stock) effected by the Reporting Persons during the past 60 days:

On July 30, 2010, in a private transaction, Fund III sold and transferred to Fund IV, and Fund IV purchased from Fund III, (1) 2,644,963 shares of Common Stock for $3,438,452, or $1.30 per share, and (2) 10,700 shares of Series A Preferred Stock for $10,905,975, or $1,019.25 per share comprised of $1,000, representing the liquidation value, and $19.25, representing accrued and unpaid dividends on such share.

(e) On July 30, 2010, E-Cap, R-Cap, CCC III and Fund III ceased to be the beneficial owners of more than five percent of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

As a result of the Transaction, Fund IV entered into a joinder to the Investment Agreement (as defined in Amendment No. 3), dated as of July 30, 2010. Among other things, pursuant to the joinder, Fund IV agrees to be bound by the terms and conditions of the Investment Agreement.

The foregoing reference to and the description of the joinder to the Investment Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of such agreement, which is incorporated by reference to this Item 6.

Item 7.     Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 10.1	Joinder to Investment Agreement, dated as of July 30, 2010, by and among Guaranty Bancorp and Castle Creek Capital Partners IV, LP.

Exhibit 99.1	Agreement of Joint Filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	August 6, 2010

/s/ John M. Eggemeyer
John M. Eggemeyer

EGGEMEYER CAPITAL LLC

By:	/s/ John M. Eggemeyer
John M. Eggemeyer
President

/s/ William J. Ruh
William J. Ruh

RUH CAPITAL LLC

By:	/s/ William J. Ruh
William J. Ruh
President

CASTLE CREEK CAPITAL III LLC

By:	/s/ John M. Eggemeyer
John M. Eggemeyer
President

CASTLE CREEK CAPITAL PARTNERS III, LP

By:	/s/ John M. Eggemeyer
John M. Eggemeyer
President

CASTLE CREEK CAPITAL IV LLC

By:	/s/ John M. Eggemeyer
John M. Eggemeyer
Managing Principal

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer
John M. Eggemeyer
President